UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 7, 2023, Grindrod Shipping Holdings Ltd. (the “Company”) announced the resignation of Mr. Charles Goodson Maltby as a non-executive director of the Company with effect from December 31, 2023 and the formation of a new Safety and Technical Committee.

Mr. Maltby, who has been an independent director and member of the Compensation and Nomination Committee (the “CNC”) since December 6, 2022, has tendered his resignation from the Company’s Board of Directors (the “Board”) and as a CNC member thereof effective from December 31, 2023. Mr. Maltby’s resignation from the Board is not the result of any disagreement with the Company or the Board.

In addition, a new standing committee of the Board, the Safety and Technical Committee, was formed on December 1, 2023, and is comprised of two independent non-executive directors, Mr. Paul Charles Over, as the committee chairman, and Mr. Alan Ian Hatton, as a committee member. The Company will seek shareholders’ retrospective approval in the upcoming annual general meeting, tentatively planned for May 30, 2024, for the December 2023 fees payable to the members of the new Safety and Technical Committee in connection with their service on the committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: December 7, 2023	/s/ Edward Buttery
	Name:	Edward Buttery
	Title:	Chief Executive Officer